BROOKFIELD PROPERTIES CORPORATION
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

July 29, 2010

Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Dear Sirs/Mesdames:

Re:           Australian Office Property Portfolio

Our board of directors has determined that it is in the best interests of our company to pursue a strategy to transform the profile of our company into a pure-play commercial property company which owns, develops and manages premier office properties not only in North America but also in major gateway cities in other markets with similar characteristics.

We understand that you support this strategy and this letter is to confirm our binding agreement with you to undertake a transaction under which we will acquire from you an economic interest in the portfolio of Australian office property assets described in Schedule A.

We will acquire this interest through a total return swap under which we will be entitled to the net cash flows and any changes in the value of the assets for a term of five years. We will have the option at any time during the term to acquire, or to designate a third party to acquire, the equity interests in the assets. We have agreed to advance you an amount equal to the exercise price on completion of the transaction by way of an unsecured loan, initially in the amount of approximately AUS$1.6 billion. If we exercise our option to acquire the equity interests in the assets, repayment of the loan will be offset against the exercise price. We do not expect to exercise our option within the first 12 months after closing.

We understand that your board of directors has determined that selling us an economic interest in the portfolio using this structure is in the best interests of your company and will assist you in financing various other business initiatives you are pursuing.

You have agreed that we will be the property manager for the portfolio commencing on completion of the transaction (other than where there is an existing third party property manager). To this end, we have agreed to make offers of employment to those of your employees who have been responsible for managing the portfolio to date and to assume your liabilities relating to those employees.

You have also agreed that prior to completing a disposition or development of any of the remaining Australian office property assets currently owned by you, you will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with us in good faith our participation in such transaction prior to or concurrent with discussing the same with other third parties. For so long as you own these properties, we have agreed to manage them for you on a cost-recovery basis.

To assist us in funding the transaction, you have agreed to provide us with a US$750 million subordinate bridge acquisition facility on reasonable commercial terms which we will repay from the completion of some or all of the following: asset sales, including a sell-down of our equity interest in Brookfield Office Properties Canada, or other financing or capital activities.

An independent committee established by our board of directors has assessed this transaction with advice from financial and legal advisors retained by the committee and has unanimously recommended that our board of directors approve the transaction. Based on the independent committee’s recommendation, our board of directors has unanimously approved the transaction.

You agree that you will work diligently and in good faith with us towards settling definitive documentation for the transaction in accordance with the terms set out in this letter agreement as soon as practicable.

We shall both endeavour to ensure that the transaction is efficiently structured for financial, accounting, tax and regulatory purposes. In this regard, we will work cooperatively to complete the proposed reorganization of the portfolio on mutually agreeable terms and provided that the aggregate indebtedness against the portfolio at the time the transaction is completed will not be greater than AUS$1.3 billion.

We will endeavour to complete the transaction as promptly as practicable but in any event not later than September 30, 2010.

This letter agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon it will constitute our agreement with respect to the subject matter hereof effective as of the date hereof

Yours very truly,

BROOKFIELD PROPERTIES CORPORATION

By:	“Richard B. Clark”
Name:	Richard B. Clark
Title:	Chief Executive Officer

CONFIRMED AND AGREED TO:

BROOKFIELD ASSET MANAGEMENT INC.

By:	“Bruce Flatt”
Name: Bruce Flatt
Title: Chief Executive Officer

A-1

SCHEDULE A

Sydney

Darling Park Complex

Macquarie Bank Building

E&Y Centre Sydney (1)

IAG House

KPMG Tower

American Express House (1)

World Square Retail and Car Park

ATO World Square

NAB House

King Street Wharf Retail

Melbourne

Southern Cross East (2)

Southern Cross West

Bourke Place

Defense Plaza (1)

Perth

Bishops See South Tower

Development

City Square – Perth

(1)	Property held through the Prime Property Fund. BPO will own a 68% economic interest in the Prime Property Fund.

(2)	25% of the property is held through the Prime Property Fund and 75% is held directly by BAM. BPO will own an effective 92% economic interest in the property.